United States securities and exchange commission logo





                             April 16, 2021

       Cary Grossman
       President
       GOOD WORKS ACQUISITION CORP.
       4265 San Felipe, Suite 603
       Houston, TX 77027

                                                        Re: GOOD WORKS
ACQUISITION CORP.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted March 19,
2021
                                                            CIK: 0001819989

       Dear Mr. Grossman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus, page 22

   1. In an appropriate place in this section please provide a concise summary and table of the use of funds in this
transaction, to include payments expected to be made to Bitfury and to affiliates of the
Company.
       Our success will be highly dependent upon maintaining a successful relationship with Bitfury..., page 44

   2. Explain how your agreement with Bitfury to deliver critical equipment will be maintained
                                                        "on an arm's length
basis" in light of Bitfury's control of Cipher.
 Cary Grossman
GOOD WORKS ACQUISITION CORP.
April 16, 2021
Page 2
Risk Factors
We are exposed to risks related to disruptions in the global supply chain..., page 47

3. Please revise this risk factor to include a discussion regarding limitations of and competition in microchip manufacturing, including the current shortage in supply.
Risks Related to Cryptocurrency Mining, page 64

4. Discuss how the limited supply of bitcoins that can be mined (and the current mining total) affects your business plan.
Background to the Business Combination, page 112

5. We note your disclosure that Tyler Page worked on a contract basis for Bitfury immediately prior to being designated to be CEO of Cipher. We further note your disclosure on page 181 that Mr. Page served as Bitfury's Head of Business Development for digital asset infrastructure. Please provide a more detailed discussion regarding Mr.
         Page's duties while at Bitfury. As part of your disclosure, discuss management's determination that Mr. Page, the CEO of a Bitfury affiliate, and former
         employee of Bitfury, could make decisions independently of Bitfury and conduct negotiations on an arms-length basis.
6.       Define the phrase "greenfield company."
The GWAC Board's Reasons for the Business Combination, page 115

7. In light of the pre-existing relationships between members of the company's management and Bitfury, explain how the board determined that the company's policies did not trigger the need to obtain a fairness opinion for the transaction. Certain Cipher Projected Financial Information, page 119

8. We note the assumptions used in preparing your projections through 2025. Please clarify the following:
           The basis for the 100% linear growth in Bitcoin over the five year period;
           How you determined that the network hashrate will be ~455 Eh/s at the end of
            2025. In that regard, we note that over the last 4 years the
Bitcoin hashrate has
            increased by a substantially greater degree than your projections for hashrate over the
            next 4 years;
FirstName
           LastNameCary       Grossman
            Whether you assumed    increases in ASIC efficiency in TH per watt,
and, if so, what
Comapany rate
            NameGOOD      WORKS     ACQUISITION
                you used for your assumptions;    and CORP.
           2021
April 16,   Whether
                Page you
                     2 considered the block reward halving expected to occur in 2024.
FirstName LastName
 Cary Grossman
FirstName   LastNameCary Grossman
GOOD WORKS        ACQUISITION  CORP.
Comapany
April       NameGOOD WORKS ACQUISITION CORP.
       16, 2021
April 316, 2021 Page 3
Page
FirstName LastName
Business Overview, page 164

9. Please revise to clarify whether Bitfury is the manufacturer and fabricator of the ASIC
         Chips, or whether those chips are sourced from third-party manufacturers. If so, provide disclosure regarding any agreements Cipher or Bitfury has with those manufacturers, and provide the material terms of the agreement. If Bitfury fabricates and manufacturers the
         ASIC chips, provide a discussion regarding the potential supply constraints and manufacturing capacity of Bitfury.
Information About Cipher, page 164

10. We note your disclosure here and in the summary that you are a "technological leader in the Bitcoin space". Please revise to provide your basis for this assertion including whether it is based on objective factors such as market penetration or revenue, or if it is a belief of management.
Our Key Strengths, page 166

11. We note that your graph comparing the price of Bitcoin to the hashrate only reflects
         January 2020 through February 2021. However, you provide projections and assumptions regarding hashrate and price through 2025. Please revise the graph to reflect a similar period of time as your projections to provide greater understanding of your projections and assumptions.
12. You indicate that your expected average cost of energy of 2.7c/kWh will provide you with a cost leadership advantage over your main competitors and that you may be able to gain market share if the Bitcoin price drops because of your low cost electricity. Please revise to quantify how Bitfury's electricity costs compare to the electricity costs of its main competitors.
13. We note your disclosure that you may have the ability to mine over 21,000 Bitcoin per annum in December 2025. Please revise to clarify whether this is pre- or post- halving, which is expected to occur in 2024. In addition, provide balancing disclosure regarding the limitations on the underlying assumptions in determining that you will be able to mine
         21,000 Bitcoin per annum.
Unique access to technology for best-in-class performance, page 166

14.      We note your disclosure that New Cipher will benefit from
"most-favored
         nation pricing." Please revise to disclose how Bitfury's Bitcoin ASIC miners will be allocated between New Cipher's operations and Bitfury's existing mining operations and any potential conflict of interest. In addition, disclose the material terms of the Master
         Services and Supply Agreement, including whether Bitfury must provide a minimum number of ASIC miners, the model and efficiency of the ASIC models to be
         provided, the time frame for deliver of the ASIC miners, and whether New Cipher has any minimum purchase or payment obligations.
 Cary Grossman
FirstName   LastNameCary Grossman
GOOD WORKS        ACQUISITION  CORP.
Comapany
April       NameGOOD WORKS ACQUISITION CORP.
       16, 2021
April 416, 2021 Page 4
Page
FirstName LastName
15. Please tell us whether the Master Services and Supply Agreement requires that the supply, maintenance, and/or operation of the ASIC miners is exclusive to Bitfury ASIC Miners and products. In that regard, we note there are several substantially larger ASIC manufacturers, including Bitmain and Canaan, that may produce more efficient ASIC
         Chips and miners.
Expected Revenue Structure, page 171

16. We note that you expect your revenue to consist of Bitcoin block rewards and transaction fees. However, Bitcoin transaction fees are both variable and are included in the block rewards. Please tell us why you have disaggregated transaction fees from block rewards, and provide a discussion regarding the variability in transaction fees, including the current and past average transaction fees per block. In addition, please expand your disclosure regarding your expectation that transaction fees will become a larger proportion of revenue, your assumptions in that regard and by what proportion you expect transaction fees to increase over time.
17. Address how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange. To the extent you have an agreement with a third-
         party exchange, please disclose the material terms and file the agreement as an exhibit.
          Discuss whether your Bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined Bitcoin secure.
Bitcoin Mining, page 176

18. Please discuss how the company will utilize mining pools and how mining pools operate.
         As part of your discussion, explain whether the company will aggregate the hashing power into pools hosted by third-parties, the company or Bitfury, and the fees that will be incurred.
Cipher's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 178

19. Refer to your disclosure of Expected Revenue Structure on page 171. We note that you expect to derive revenues from block rewards and transaction fees earned for verifying transactions in support of the blockchain and that a trend in which transaction fees will constitute an increasing portion of revenues as the total number of Bitcoin available to mine declines over time. Please expand MD&A to include a discussion of this trend in known trends or future events, integrating your discussion with the industry information discussed on pages 175 and 176.
Unaudited Pro Forma Condensed Combined Financial Information, page 188

20. We note in Risk Factor disclosure on page 34 that Cipher's success will be highly dependent upon maintaining a successful relationship with Bitfury Holding B.V. and upon the ongoing provision of equipment and services by Bitfury. We note that Prepaid
 Cary Grossman
FirstName   LastNameCary Grossman
GOOD WORKS        ACQUISITION  CORP.
Comapany
April       NameGOOD WORKS ACQUISITION CORP.
       16, 2021
April 516, 2021 Page 5
Page
FirstName LastName
         Services of $50 million is recorded as an asset on the pro forma balance sheet and constitutes the majority of non-cash assets. We also note that the Master Services and
         Supply Agreement with Bitfury will cover the first $200 million of equipment and services from Bitfury with a 25% discount to Cipher. Due to the significance of Bitfury to
         Cipher for ongoing operations, please provide financial statements for Bitfury, the counterparty to the prepaid services and Master Services and Supply Agreement, pursuant to Rule 3-13 of Regulation S-X.
21. Refer to Note 3 on page 194. Please expand the disclosure to clarify that the power arrangements are based on letters of intent and not definitive agreements.
Beneficial Ownership of Securities, page 217

22. We note that the Cipher Stockholder will hold 77.66% of the outstanding New Cipher stock at the closing of the transaction, and New Cipher will be a "Controlled Company"
         under Nasdaq rules. Explain why the Cipher Stockholder is not listed in the beneficial ownership table, and whether there are any natural person(s) who exercise voting control over those securities.
Financial Statements - Good Works Acquisition Corp.
Note 10 - Subsequent events, page F-19

23. Please revise the disclosure it include the date that the financial statements were issued.
24. Please disclose as a subsequent event the Agreement and Plan of Merger with Cipher and include the details of the accounting treatment for the transaction. Financial Statements - Cipher Mining Technologies Inc.
Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements, page F-25

25. Please disclose in sufficient detail your revenue recognition accounting policy.
Note 6. Subsequent Events, page F-27

26. Please expand the disclosure of the proposed business combination to explain your accounting treatment to be afforded to the 5 million shares in exchange for benefits-in-
         kind upon consummation of the merger. Please also include disclosure of the accounting treatment to be afforded to the business combination.
27. We note that the third power arrangement includes the terms and conditions for a joint venture agreement with a counterparty (WindHQ) that was assigned to the Company by
         BHBV. Please expand the disclosure to include the accounting treatment to be afforded to the joint venture following the merger and provide financial statements for the joint venture pursuant to Rule 3-09 of Regulation S-X or revise the disclosure to clarify that the joint venture is in the planning stage, as you disclose on page 173. Cary Grossman
GOOD WORKS ACQUISITION CORP.
April 16, 2021
Page 6
General

28.      We note that throughout the registration statement you associate
Bitfury's
         past performance with the potential performance of New Cipher. Please substantially revise your disclosure to make clear that Cipher has had limited operations, that it is a separate entity from Bitfury and that Bitfury's past performance in foreign jurisdictions may not be comparable to Cipher's planned operations in the United States.
        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3334 with any other questions.



FirstName LastNameCary Grossman           Sincerely,
Comapany NameGOOD WORKS ACQUISITION CORP.
                                          Division of Corporation Finance
April 16, 2021 Page 6                     Office of Technology
FirstName LastName